EXHIBIT 99.1

Brookfield Renewable Receives Approval to Merge With Terraform Power and Confirms Date to Distribute Shares of Brookfield Renewable Corporation

Creates one of the largest renewables platforms globally and delivers significant and immediate value to Brookfield Renewable

Investment Highlights:

  Merger creates one of the largest, integrated pure-play renewable power companies in the world with a 15,000 MW development pipeline, one of the strongest investment grade balance sheets in the sector and a 20-year track record of creating shareholder value across multiple economic cycles
  Expected to be immediately cash accretive to Brookfield Renewable, simplifies its corporate structure, and further expands its global renewable portfolio in North America and Western Europe
  Available liquidity post-transaction will be approximately $3.4 billion
  Brookfield Renewable intends to complete its previously announced unit split and creation of Brookfield Renewable Corporation on July 30

BROOKFIELD, News, July 29, 2020 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (“BEP”) (NYSE: BEP; TSX: BEP.UN), Brookfield Renewable Corporation (“Brookfield Renewable Corporation” or “BEPC”) (NYSE,TSX: BEPC) (or together “Brookfield Renewable”) and TerraForm Power, Inc. ("TerraForm Power" or "TERP") (Nasdaq: TERP) today jointly announced that TERP’s stockholders voted to approve the previously announced merger transactions (the “Merger”) in which Brookfield Renewable will acquire all of the outstanding shares of TERP, other than the approximately 62% already owned by Brookfield Renewable and its affiliates.  The Merger is expected to close on July 31.

Brookfield Renewable also intends to complete the previously announced special distribution of shares of Brookfield Renewable Corporation on July 30. From an economic and accounting perspective, the special distribution will be analogous to a unit split as it does not result in any underlying change to aggregate cash flows or net asset value except for the adjustment for the aggregate number of units/shares outstanding.

Each BEP unitholder of record as of July 27 will receive one (1) class A exchangeable subordinate voting share of BEPC for every four (4) BEP units held. The shares will commence regular-way trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “BEPC” on July 30.

“We look forward to completing the merger with TerraForm Power”, said Sachin Shah, CEO of Brookfield Renewable. “The transaction is immediately cash accretive and further enhances Brookfield Renewable’s position as one of the largest, publicly traded pure-play renewable power businesses globally.  We are also excited to be launching Brookfield Renewable Corporation, which provides investors greater flexibility to invest in our business.”

Merger Details

As consideration for the Merger, TERP stockholders have elected to receive, for each share of TERP Class A common stock held, either 0.47625 of a BEPC share or 0.47625 of a BEP unit. TERP stockholders who did not make a valid election to receive BEP units as consideration prior to 5:00 p.m. EST on July 28, 2020 will receive BEPC shares.  BEPC expects to issue 37,035,241 shares as part of the Merger, which together with the BEPC shares issued through the special distribution will bring total BEPC shares outstanding to 114,877,953.  BEP expects to issue 4,034,469 units as part of the Merger, increasing total BEP units outstanding to 315,405,318.

After completion of the Merger, Class A shares of TERP common stock are expected to be delisted from the Nasdaq Stock Market and deregistered under the Exchange Act (as defined below).

BMO Capital Markets and Scotiabank served as financial advisors and Cravath, Swaine & Moore LLP and Torys LLP served as legal counsel to Brookfield Renewable.

Morgan Stanley & Co. LLC and Greentech Capital Advisors served as financial advisors and Kirkland & Ellis LLP and Richards, Layton & Finger, P.A. served as legal counsel to the Special Committee of TERP’s Board of Directors.

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 19,000 megawatts of installed capacity and a 15,000 megawatt development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or, following the special distribution, through Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $515 billion of assets under management. For more information, go to www.brookfield.com.

TerraForm Power owns and operates a best-in-class renewable power portfolio of solar and wind assets located primarily in North America and Western Europe, totaling more than 4,200 MW of installed capacity underpinned by long-term contracts. For more information about TerraForm Power, please visit: www.terraformpower.com.

Brookfield Contact Information:
Media:	Investors:
Claire Holland	Cara Silverman
Senior Vice President – Communications	Manager – Investor Relations
(416) 369-8236	(416) 649-8172
claire.holland@brookfield.com	cara.silverman@brookfield.com

TerraForm Power Contact Information:
Sherif El-Azzazi
Head of Investor Relations
(646) 992-2437
investors@terraform.com

Cautionary Statement Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this press release include statements regarding BEPC, the special distribution of the BEPC shares, the ability of Brookfield Renewable to attract new investors, the Merger, the prospects and benefits of the combined company and any other statements regarding the parties’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance. Although Brookfield Renewable and TerraForm Power believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this press release. The future performance and prospects of Brookfield Renewable and TerraForm Power are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable and TerraForm Power to differ materially from those contemplated or implied by the statements in this press release include failure to realize contemplated benefits from the creation of BEPC, the special distribution of BEPC shares and the Merger, including the possibility that the expected synergies and value creation from the Merger will not be realized; the inability to retain key personnel; and incurrence of significant costs in connection with the Merger. For further information on these known and unknown risks, please see “Risk Factors” included in TerraForm Power’s definitive proxy statement regarding the Merger and its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”) and in BEP’s most recent Annual Form 20-F and other risk factors that are described therein and that are described in BEP’s and BEPC’s joint registration statement on Form F-1/F-4, as filed with the SEC as an amendment to Form F-1, and the final prospectus filed with the SEC and the securities regulators in Canada in connection with the special distribution of BEPC shares.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this press release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.